SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2007

Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Boulevard Alfonso Zarazoga M. 2204 Norte
80020 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐                  No       ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

This report consists of an English translation of a Relevant Event that was filed by Homex Development Corp. with the Comisión Nacional Bancaria y de Valores on April 27, 2007, explaining key changes made in Homex’s Restated Financial Statements for the year ended December 31, 2005 and the Restated Financial Statements for the year ended December 31, 2005, as filed on April 26, 2007 with Comisión National Bancaria y de Valores.

FORWARD LOOKING STATEMENTS

This report and the documents incorporated by reference into this report contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC, in our annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include:

•                  projections of revenues, net income (loss), earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•                  statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation, government housing policy and rates;

•                  statements about our future economic performance or that of Mexico; and

•                  statements of assumptions underlying these statements.

You should not place undue reliance on forward-looking statements, which are based on current expectations. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. All forward-looking statements and risk factors included in this report are made as of the date on the front cover of this report, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

By:	/s/ Alan Castellanos

Name:	Alan Castellanos
Title:	Chief Financial Officer

Date: April 27, 2007

RELEVANT EVENT

RESTATED 2005 FINANCIAL INFORMATION TO THE CNBV

On April 26, 2006, Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV:Homex], filed with the Mexican Securities Commission (CNBV) certain changes in the Audited Financial Statements for fiscal year end 2005.  These changes included non-cash adjustments that are mainly derived from the purchasing accounting of the July 1, 2005 Casas Beta acquisition.

The adjustments we identified are related to the following:

1.                  The Casas Beta trademark amortization:  During 2005, no amortization was recognized.

2.                  The backlog of houses under construction:  At the time of the acquisition, no backlog was determined.  Intangible assets were identified.

3.                  Deferred income tax liabilities:  Complementary adjustments derived from the two previous considerations.

Please refer to the Company’s filing with the CNBV for further information.

Overall, all the non-cash effects in 2005 Audited Financials are reflecting a 12% impact on the net income level

Earnings per share

			Change		Change
Constant pesos as of December 31, 2006		2005	06/05	2004	05/04
Earnings per share reported	3.81	3.18	19.8%	2.69	18.2%
Earnings per share as restated	3.99	2.83	41.0%	2.69	5.2%
Weighted avge shares outstanding (MM)	335.9	324.9		282.0

The Company is currently working on the impact of these changes in the U.S. GAAP reconciliation note of 2005 and intends to file a Form 20-F/A with the SEC in order to reflect these changes.

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Desarrolladora Homex, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2005 (restated) and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for  the years ended December 31, 2005 (restated), 2004 and 2003 all expressed in thousands of Mexican pesos of purchasing power of December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Desarrolladora Homex, S.A. de C.V. and subsidiaries as of December 31, 2005 (restated) and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005 (restated), 2004 and 2003 in conformity with the accounting principles generally accepted in Mexico.

As mentioned in Note 3 to the consolidated financial statements, effective January 1, 2005 the Company adopted the provisions of Bulletin B-7, “Business acquisitions”. On July 1, 2005 a subsidiary was acquired (see Note 2.d) utilizing the purchase method of accounting, under which the assets acquired and liabilities assumed are recorded at fair value, through the allocation of the acquisition cost of the subsidiary, and goodwill of Ps.677,871 thousand Mexican pesos (as restated) was determined.

As explained in Note 2b, the accompanying financial statements for the year ended December 31, 2005 have been restated.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Sergio Vargas Vargas
Mexico City, Mexico
April 21, 2006
(June 13, 2006 as to Notes 24, 25 and 27)

(April 23, 2007 as to Notes 2b and 24)

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2005 and 2004
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	2005	2005	2004
	(Convenience translation;
	Note 2.a)
	(As Restated see Note 2b)	(As Restated see Note 2b)
Assets

Current assets:
Cash and temporary investments (Note 4)	$124,114	Ps. 1,318,776	Ps. 528,223
Restricted cash (Note 21)	29	311	21,162
Trade accounts receivable, net (Note 5)	523,006	5,557,198	3,276,464
Inventories (Notes 6 and 10)	330,970	3,516,724	2,154,963
Other current assets, net (Note 7)	16,773	178,225	107,707
Total current assets	994,892	10,571,234	6,088,519

Land held for future development (Notes 6 and 10)	167,996	1,785,044	520,853
Restricted investments (Note 20)	—	—	44,374
Property and equipment, net (Notes 8 and 10)	43,370	460,831	259,838
Goodwill (Note 2)	63,796	677,871	—
Other assets (Note 9)	57,827	614,442	87,459
Total	$1,327,881	Ps. 14,109,422	Ps. 7,001,043

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt (Note 10)	$1,636	Ps. 17,386	Ps. 410,384
Trade accounts payable (Note 12)	283,001	3,007,049	1,714,376
Advances from customers	19,858	210,998	61,803
Accrued expenses and taxes other than income taxes	24,121	256,294	68,532
Income tax payable	9,322	99,056	359
Employee statutory profit sharing	1,898	20,163	2,048
Total current liabilities	339,836	3,610,946	2,257,502

Long-term debt (Note 10)	315,014	3,347,179	186,233

Employee retirement obligations (Note 11)	3,709	39,415	—

Deferred income taxes and employee statutory profit sharing (Note 19)	133,807	1,421,763	654,419
Total liabilities	792,366	8,419,303	3,098,154

Commitments and contingencies (Notes 20 and 21)

Stockholders’ equity (Note 13):
Common stock	46,027	489,059	224,378
Additional paid-in capital	285,938	3,038,236	2,303,130
Retained earnings	184,337	1,958,676	1,148,991
Excess in restated stockholders’ equity	29,445	312,863	321,073
Initial cumulative effect of deferred income taxes	(13,758)	(146,185)	(146,185)
Majority stockholders’ equity	531,989	5,652,649	3,851,387
Minority interest in consolidatedsubsidiaries	3,526	37,470	51,502
Total stockholders’ equity	535,515	5,690,119	3,902,889

Total	$1,327,881	Ps. 14,109,422	Ps. 7,001,043

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005, except share and per share data)

	2005	2005		2004		2003
	(Convenience					(Note 2.e)
	translation;
	Note 2.a)
	(As Restated	(As Restated
	see Note 2.b)	see Note 2.b)

Revenues	$803,366	Ps.	8,536,162	Ps.	5,491,294	Ps.	3,008,841
Costs	559,509		5,945,061		3,823,572		2,152,170

Gross profit	243,857		2,591,101		1,667,722		856,671

Selling and administrative expenses (Notes 15 and 16)	79,601		845,799		447,901		275,643

Income from operations	164,256		1,745,302		1,219,821		581,028

Other income — net (Note 17)	2,205		23,443		44,473		80,454

Net comprehensive financing cost:
Interest expense (Note 18)	39,445		419,127		136,633		121,678
Interest income	(5,488)		(58,310)		(48,348)		(6,732)
Exchange loss (gain)	6,161		65,461		(7,354)		(1,349)
Monetary position loss	2,944		31,283		84,017		18,237
	43,062		457,561		164,948		131,834

Income before income taxes and employee statutory profit sharing	123,400		1,311,184		1,099,346		529,648

Income tax expense (Note 19)	40,003		425,048		350,945		189,474
Employee statutory profit sharing expense (Note 19)	902		9,590		8,806		285

Consolidated net income	$82,495	Ps.	876,546	Ps.	739,595	Ps.	339,889

Net income of majority stockholders	$83,127	Ps.	883,262	Ps.	730,227	Ps.	334,410
Net (loss) income of minority stockholders	(632)		(6,716)		9,368		5,479

Consolidated net income	$82,495	Ps.	876,546	Ps.	739,595	Ps.	339,889

Weighted average shares outstanding (in thousands)	324,953		324,953		281,997		241,521

Earnings per share (basic and diluted)	$0.26	Ps.	2.72	Ps.	2.59	Ps.	1.38

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

										Initial
										cumulative
							Excess in			effect of	Minority		Total
			Additional				restated			deferred	interest in		stockholders’
	Common		paid-in		Retained		stockholders’			income	consolidated		equity
	stock		capital		earnings		equity			taxes	subsidiaries		(Note 13)

Balances as of January 1, 2003 (Note 2.f)	Ps.	172,989	Ps.	541,293	Ps.	73,405	Ps.	321,073	Ps.	(146,185)	Ps.	5,397	Ps.	967,972

Issuance of common stock		6,081		60,469		—		—		—		36,685		103,235

Comprehensive income		—		—		334,410		—		—		5,479		339,889

Balances as of December 31, 2003 (Note 2.f)		179,070		601,762		407,815		321,073		(146,185)		47,561		1,411,096

Issuance of common stock		45,308		1,701,368		—		—		—		5,522		1,752,198

Comprehensive income		—		—		741,176		—		—		(1,581)		739,595

Balances as of December 31, 2004		224,378		2,303,130		1,148,991		321,073		(146,185)		51,502		3,902,889

Issuance of common stock		264,681		735,106		—		—		—		—		999,787

Minority dilution		—		—		—		—		—		(7,316)		(7,316)

Capital distribution from acquisition of minority interest		—		—		(73,577)		—		—				(73,577)

Reduction of equity for labor obligations		—		—		—		(8,210)		—		—		(8,210)

Comprehensive income (as restated Note 2.b)		—		—		883,262		—		—		(6,716)		876,546
Balances as of December 31, 2005 (As restated see Note 2.b)	Ps.	489,059	Ps.	3,038,236	Ps.	1,958,676	Ps.	312,863	Ps.	(146,185)	Ps.	37,470	Ps.	5,690,119

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2005, 2004 and 2003
(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

	2005	2005	2004	2003
	(Convenience			(Note 2.e)
	translation;
	Note 2.a)
	(As Restated	(As Restated
	see Note 2.b)	see Note 2.b)
Operating activities
Consolidated net income	$82,495	Ps. 876,546	Ps. 739,595	Ps. 339,889
Add items that did not require resources:
Depreciation	5,808	61,711	25,054	11,436
Loss from sale of subsidiary	—	—	1,180	—
Amortization of Beta trademark and impairment of backlog	15,251	162,054	—	—
Deferred income taxes	35,074	372,687	287,091	162,144
	138,628	1,472,998	1,052,920	513,469
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	(61,013)	(648,290)	(1,369,903)	(594,395)
Inventories and land held for future development	(192,476)	(2,045,150)	(1,430,627)	(863,329)
Prepaid expenses	(6,380)	(67,787)	(76,584)	(562)
Other assets	(25,097)	(266,672)	(77,166)	—
Increase (decrease) in:
Trade accounts payable	92,037	977,940	697,723	808,815
Due to related parties	—	—	—	3,019
Employee retirement obligations	3,709	39,415	—	—
Accrued expenses and taxes other than income taxes	25,355	269,410	—	—
Other liabilities	12,057	128,111	76,020	(22,840)
Net resources used in operating activities	(13,180)	(140,025)	(1,127,617)	(155,823)

Financing activities:
Proceeds from new borrowings	365,060	3,878,945	418,006	524,918
Payments of notes payable	(163,481)	(1,737,064)	(387,545)	(227,904)
Loans from related parties	—	—	31,007	421,956
Payments of related party loans	—	—	(180,104)	(431,155)
Reduction of equity due to labor obligations	(773)	(8,210)	—	—
Proceeds from issuance of common stock	94,093	999,787	1,752,198	103,235
Net resources generated by financing activities	294,899	3,133,458	1,633,562	391,050
		(Continued)

	2005	2005		2004		2003
	(Convenience					(Note 2.e)
	translation;
	Note 2.a)
	(As Restated	(As Restated
	see Note 2.b)	see Note 2.b)
Investing activities:
Restricted investments	4,176	44,374		(8,067)		(36,306)
Proceeds from sale of subsidiary	—	—		49,716		—
Acquisition of property and equipment — net	(14,094)	(149,756)		(225,716)		(42,615)
Acquisition of minority interest	(7,613)	(80,892)		—		—
Acquisition of BETA	(195,776)	(2,080,222)		—		—
Net resources used in investing activities	(213,307)	(2,266,496)		(184,067)		(78,921)

Cash, temporary investments and restricted cash:
Net increase	68,412	726,937		321,878		156,306
Cash held by subsidiary at the time of acquisition	4,025	42,765		—		—
Balance at beginning of year	51,706	549,385		227,507		71,201

Balance at end of year	$124,143	Ps.	1,319,087	Ps.	549,385	Ps.	227,507
		(Concluded)

See accompanying notes to consolidated financial statements.

Desarrolladora Homex, S.A. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2005)

1.         Nature of business

Desarrolladora Homex, S.A. de C.V. and subsidiaries (the “Company”) is a vertically integrated company engaged in the development, construction and sale of affordable entry level, middle income and upper-income housing in Mexico. The Company engages in land acquisition, constructing, marketing and selling homes, obtaining individual financing for its clients and developing communities to satisfy housing needs in Mexico.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the National Workers’ Housing Fund, or INFONAVIT (Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores), the Social Security and Services Institute Public-Sector Workers’ Housing Fund, or FOVISSSTE (Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado) and the public mortgage providers such as the Federal Mortgage Society, or SHF (Sociedad Hipotecaria Federal). Additionally, the Company participates in the middle-income housing market, where mortgage financing is provided by commercial banks and sofoles, which are special purpose financing entities that provide a substantial majority of mortgage financing for the middle-income sector.

For the years ended December 31, 2005, 2004 and 2003, revenues obtained through INFONAVIT mortgage financing accounted for 61%, 36%, and 59%, respectively, of the Company’s total revenues for those years.

Operating cycle — The Company’s operations present a seasonal cycle: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income; accordingly, construction revenues are recognized in different fiscal years, and the revenues from work completed and generation of accounts receivable fluctuate depending on the project construction starting date, and may be cancelled in the subsequent period.

2.                          Basis of presentation

a.                             Explanation for translation into English and convenience translation — The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP).

The financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ps.10.6255 per one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at this or any other exchange rate.

b.                 Restatement of previously reported under MX GAAP

Subsequent to the issuance of its 2005 consolidated financial statements, the Company identified various changes, mainly related to the purchase price allocation relating to the acquisition of Casas Beta which occurred on July 1, 2005. The differences we identified, which have had an impact on our restated financial results included:  (i) the addition of the previously unrecognized deferred income tax liability associated with the intangible asset for the Beta trademark; (ii) the addition of the previously unidentified intangible asset related to the value of the backlog of houses under construction as of the date of the Beta acquisition and the addition of the deferred income tax liability associated with this backlog; and (iii) the addition of the previously unrecognized amortization of the intangible assets related to the Beta trademark and the backlog of houses under construction from the date of the Beta acquisition to December 31, 2005 and their related deferred income tax effects.  The following table illustrates the effects of these adjustments on the previously reported amounts as of December 31, 2005 and the year then ended.

	Other Assets (Intangibles)	Goodwill	Deferred Taxes Liab	Majority Net income
As originally reported	Ps. 649,643	Ps. 635,908	Ps. 1,299,943	Ps. 998,320
1) Deferred tax effect of trademark		132,028	132,028
2) Backlog intangible	126,853	(90,065)	36,788
3) Amortization of trademark and backlog, net of deferred taxes	(162,054)		(46,996)	(115,058)

As restated	Ps. 614,442	Ps. 677,871	Ps. 1,421,763	Ps. 883,262

c.                             Consolidation of financial statements — The consolidated financial statements include those of   Desarrolladora Homex, S.A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership	Percentage
Company	2005	2004	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V.	100.00%	100.00%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid.del Fideicomiso AAA Homex 80284	100.00%	100.00%	Rendering of financial services
Administradora Picsa, S.A. de C.V.	100.00%	100.00%	Rendering of administrative services and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	100.00%	100.00%	Rendering of administrative services to affiliated companies
Aerohomex, S.A. de C.V.	100.00%	100.00%	Rendering of transportation services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100.00%	95.86%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V. 67.00%	67.00%	67.00%	Construction and development of housing complexes
Casas Beta del Centro, S.A. de C.V. (1)	100.00%	—	Promotion, design, construction and sale of entry-level housing
Casas Beta del Norte, S.A. de C.V.	100.00%	—	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S.A. de C.V.	100.00%	—	Promotion, design, construction and sale of entry-level housing
Edificaciones Beta, S.A. de C.V. (2)	100.00%	—	Construction and design of housing
Edificaciones Beta del Noroeste, S.A. de C.V. (2)	100.00%	—	Construction and design of housing
Edificaciones Beta del Norte, S.A. de C.V. (2)	100.00%	—	Construction and design of housing

Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

(1) Casas Beta del Centro, S.A. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V., which are engaged in the promotion, design, construction and sale of entry-level housing.

(2) To efficiently manage its operations, the Company decided to reduce the number of subsidiaries. Therefore, these companies, as of December 15, 2005, began a process of legal liquidation that entails the transfer of all of their assets and liabilities, at book value, to other companies in the group.

d.                            Acquisition of shares in Controladora Casas Beta, S.A. de C.V. — On July 1, 2005, the Company acquired 100% of the voting stock of Controladora Casas Beta, S.A. de C.V. (“BETA”), whose primary activity is the construction and sale of entry-level housing primarily in the Mexican states of Baja California, Nuevo León and the State of Mexico. The results of BETA’s operations starting July 1, 2005, have been included in the Company’s consolidated financial statements. Among the main reasons for the acquisition of BETA was that, prior to the acquisition, BETA was considered to be the sixth largest homebuilder in Mexico, in terms of the number of units sold. The acquisition of BETA is expected to significantly improve the Company’s financial results and will strengthen its position in the domestic market, enhancing its presence in the three previously mentioned states, which have substantial housing markets where BETA has major construction developments.

The purchase price of BETA was 2.08 billion Mexican pesos (2.04 billion Mexican pesos at nominal value), and the acquisition included the cash purchase of 53% of the shares of BETA for 1.08 billion Mexican pesos (1.07 billion Mexican pesos at nominal value) and the purchase of the remaining 47% of the shares of BETA in exchange for 22,013,060 shares in the Company with a value of 996 million pesos (977 million pesos at nominal value). Upon completion of the acquisition of BETA, it was merged with the Company.

The condensed balance sheet of BETA on the acquisition date, adjusted for the assignment of the acquisition cost to the assets and liabilities assumed, was as follows:

Balances as of
June 30, 2005
(As restated)
Current assets	Ps. 2,150,383
Fixed assets, net	316,539
Intangible asset (BETA trademark and backlog)	582,123
Current liabilities	(695,043)
Long-term debt	(868,822)
Minority interest	(82,829)
Net assets acquired	1,402,351
Cost of the acquired entity	2,080,222

Goodwill	Ps. 677,871

The intangible assets represent the value assigned to the BETA trademark and backlog, Both intangibles were determined as part of the assessment performed by the Company to assign the purchase price to the assets acquired and the liabilities assumed. Backlog represents the houses under construction at the date of the purchase of Casas Beta which are expected to be sold in a subsequent period ranging between six and nine months.  The trademark  values was established by  independent appraisers and the backlog was determined internally.

The goodwill resulting from the acquisition of BETA represents the benefit the Company expects to obtain from increasing its position in major housing markets in the State of Mexico and in the cities of Monterrey and Tijuana, and expected future synergies from the combination of the businesses.

In the consolidated income statement for the Company for the period from July 1, 2005 to December 31, 2005, BETA contributed net revenues of Ps.1,981,082, operating income of Ps.596,763 and net income of Ps.358,453.

For the years ended December 31, 2005 and 2004, proforma total consolidated revenues of the Company if Beta had been acquired on January 1, 2004, are Ps.9,806,728 and Ps.8,052,689, respectively; proforma operating income was Ps.2,111,252 and Ps.1,730,941, respectively; proforma net income was Ps.1,153,009 and Ps.1,045,142, respectively; and basic and diluted earnings per share was Ps.3.54 and Ps.3.70, respectively.

e.                             Acquisition of shares of Super Abastos Centrales y Comerciales, S.A. de C.V. .     In February 2005, Casas Beta del Centro, S.A. de C.V. (“Beta del Centro”), a subsidiary of the Company, acquired 50% of the outstanding shares of Super Abastos Centrales y Comerciales, S.A. de C.V. (“SACC”) in order to participate in a program of entry-level housing construction in Mexico City. The excess cost of the acquired assets over their book value and the liabilities assumed totaled Ps.12,204, which was identified and recorded in the inventory of the development project. With this percentage of stock acquired, under the agreements signed with SACC shareholders, Beta del Centro has a controlling interest in SACC as of the acquisition date and consolidates SACC.

On September 12, 2005, Beta del Centro acquired the remaining 50% of SACC’s outstanding shares. The excess cost of the shares acquired from minority owners totaled Ps.73,577, which was recorded as a capital distribution, since this was a transaction between common shareholders.

f.                               Merger — On May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, “Business Combinations”, issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, “Supplemental Application of International Accounting Standards” issued by the Mexican Institute of Public Accountants. Therefore, the accompanying financial statements include those of the merged company as if the merger had taken place as of the beginning of the earliest period presented. This transaction resulted in a gain of Ps.10.949, which was accounted for as an increase in retained earnings.

g.                            Sale of subsidiary — In May 2004, the subsidiary Homex Cuautitlán, S.A. de C.V. was sold, generating a loss of Ps.1,180.

h.                            Comprehensive income — Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2005, 2004 and 2003, there were no other comprehensive income or loss items.

3.                          Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.                               New accounting  policies:

Business acquisitions —As of January 1, 2005, the Company adopted the provisions of Bulletin B-7, “Business Acquisitions”. Bulletin B-7 provides rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others, that a) the adoption of the purchase method as the sole valuation rule for these transactions; b) goodwill arising from an acquired entity should not be amortized, but should be subject to impairment tests, at least on an annual basis in conformity with Bulletin C-15, “Accounting for Impairment and Disposal of Long-lived Assets”; and c) any unamortized excess of recorded value over cost of subsidiaries and associated companies should be immediately considered in the year’s results. It also provides rules for the accounting treatment of asset transfers or share exchanges between entities under common control and for the acquisition of minority interest, the effects of which are recorded in stockholders’ equity.

Severance payments — Effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, “Labor Obligations”, related to the recognition of the liability for severance payments for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. Bulletin D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is Ps.21,268. The Company chose to record such amount as a transition liability to be amortized using the straight-line method over 12 years, which represents the average labor life of employees expected to receive such benefits.

b.                              Recognition of the effects of inflation — The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

Excess in restated stockholders’ equity — Excess in restated stockholders’ equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain from holding nonmonetary assets through December 31, 1996, which resulted from restating certain nonmonetary assets above inflation utilizing appraisal values.

Monetary position result — Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (“NCPI”) factors to the monthly net monetary position. Losses result from maintaining a net monetary asset position.

c.                             Temporary investments — Temporary investments representing cash equivalents are stated at the lower of acquisition cost plus accrued yields, or estimated net realizable value.

d.                            Inventories and costs of sales — Finished construction, construction-in-process and land for development are recorded at acquisition cost and restated using the NCPI. Cost of sales is also restated by applying such index.

Land for future developments refers to land reserves yet to be developed by the Company. Land for future development is recorded at acquisition cost and is restated by applying factors derived from the NCPI.

e.                        Property and equipment — Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Years
	2005	2004

Buildings	20	20
Machinery and equipment	4 and 10	4 and 10
Transportation equipment	4	4
Air transportation equipment	10	-
Office furniture and equipment	10	10
Computers	4	4
Communication equipment	4	4

f.                               Goodwill — Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and at least once a year, is subject to impairment tests.

g.                            Impairment of long-lived assets in use — The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

h.                            Derivative financial instruments — The Company values all of its derivatives at fair value in the balance sheet, regardless of the purpose for holding them, based on market prices for derivatives traded on recognized markets, and based on technical determinations of their fair value, estimated by means of technical valuation models, supported by sufficient, reliable and demonstrable information. The fair value is recorded on the balance sheet as an asset or liability, according to the rights or obligations stemming from the related derivative contract.

When transactions meet all hedging requirements, the Company designates derivatives as hedging financial instruments at the start of the hedging relationship. For fair value hedges, the Company recognizes any changes in value both of the derivative and the open risk position in the results of the period in which the change occurs. For cash flow hedges, the effective portion is recognized temporarily under comprehensive income within stockholders’ equity and is subsequently reclassified to current earnings at the same time it is affected by the hedged item. The ineffective portion is immediately recognized in current earnings, regardless of whether the derivative instrument is designated as a fair value hedge or a cash flow hedge.

The Company uses foreign currency forward contracts to manage its exposure to foreign currency fluctuations. As a policy, the Company does not carry out derivative transactions of a speculative nature.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as hedges because they do not meet all of the requirements and are instead classified as trading for accounting purposes. Changes in fair value are recognized in current earnings as a component of comprehensive financing cost.

i.                                Other assets — Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. Preoperating costs incurred are recorded directly to results of the period in which they are incurred. Debt issuance costs are capitalized and restated by applying the NCPI. Amortization is calculated using the straight-line method over the term of the loan. The value assigned to the BETA trademark and backlog are restated by applying the NCPI and amortized using the straight-line method over five years for the trademark and between six and nine months for the backlog, which represent their estimated useful lives.

j.                                Employee retirement obligations — Seniority premiums and pension plans, and beginning in 2005, severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

k.                             Business acquisitions — All business acquisitions are recognized and valued initially by the purchase method, which includes the cash delivered or its fair value equivalent.

l.                                Provisions — Provisions are recognized for current obligations that result from a past event, are probable to result in the use of economic resources, and can be reasonably estimated.

m.                          Warranties — The Company offers warranties against manufacturing defects in its housing for a period of two years, covering problems such as electrical installations, plumbing, gas, and waterproofing; and for ten years against hidden defects that affect the safety of the homes (foundations and structure). The Company has an insurance policy that covers these guarantees.

n.                            Income tax, tax on assets and employee statutory profit sharing — Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

o.                            Foreign currency balances and transactions — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

p.                            Revenue and cost recognition — Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed projects exceed expected revenues, a provision for estimated costs is recorder in the period in which such costs are determined. The Company begins applying the percentage-of-completion method when the following conditions have been met:

•                               The homebuyer has submitted all required documents in order to obtain the financing from the mortgage lender;

•                               The Company establishes that the homebuyer will obtain the required financing from the mortgage lender;

•                               The homebuyer has signed a purchase agreement; and

•                               The homebuyer has made a down payment, where down payments are required.

q.                            Earnings per share — Earnings per share is calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities; therefore, basic and diluted earnings per share are the same.

4.                          Cash and temporary investments

	2005	2004

Cash	Ps. 1,033,458	Ps. 299,245
Temporary investments	285,318	228,978
	Ps. 1,318,776	Ps. 528,223

5.                  Trade accounts receivable

	2005	2004

Due from customers	Ps. 761,143	Ps. 629,383
Unbilled revenues on developments in progress	4,417,981	2,533,175
Services	120,203	28,495
	5,299,327	3,191,053
Allowance for doubtful accounts	(26,888)	(12,132)
	5,272,439	3,178,921
Other debtors	145,417	33,807
Recoverable value-added taxes	169,470	83,953
	5,587,326	3,296,681
Trade accounts receivable long-term (Note 9)	(30,128)	(20,217)

	Ps. 5,557,198	Ps. 3,276,464

Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

The changes in the allowance for doubtful accounts are as follows:

	2005	2004	2003
Initial balance	Ps. 12,132	Ps. 6,635	Ps. 5,259
Provision for the period	14,756	5,497	1,376
Ending balance	Ps. 26,888	Ps. 12,132	Ps. 6,635

6.                          Inventories

	2005	2004

Land held for future developments	Ps. 3,865,877	Ps. 1,690,979
Construction-in-process	1,145,263	672,443
Finished construction	3,158	3,264
Construction materials	234,632	62,463
Merchandise-in-transit	—	1,793
Advances to suppliers	52,838	244,874
	5,301,768	2,675,816

Land for future developments — noncurrent	(1,785,044)	(520,853)

	Ps. 3,516,724	Ps. 2,154,963

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as a part of current assets, and classifying all remaining land as noncurrent assets.

7.         Other current assets

	2005	2004

Sales commissions	Ps. 142,107	Ps. 62,411
Commissions and subscriptions pending amortization	2,208	18,783
Insurance and bond contracts	20,550	19,961
Other	13,360	6,552

	Ps. 178,225	Ps. 107,707

8.         Property and equipment

	2005	2004

Buildings	Ps. 23,887	Ps. 16,153
Machinery and equipment	291,761	154,008
Transportation equipment	46,595	38,408
Air transportation equipment	35,038	35,038
Office furniture and equipment	29,350	15,455
Computers	38,156	24,306
Communication equipment	10,691	7,191
Construction-in-process	75,483	930
	550,961	291,489
Accumulated depreciation	(118,375)	(59,896)
	432,586	231,593
Land	28,245	28,245

	Ps. 460,831	Ps. 259,838

9.         Other assets

	2005	2004
	(As restated)

Net value of the “BETA” trademark and net value for backlog	Ps. 420,069	Ps. —
Accounts receivable from Proyectos y Servicios Alce Blanco, S.A. de C.V.	46,476	48,038
Trade accounts receivable long-term (Note 5)	30,128	20,217
Debt issuance costs	75,543	—
Intangible asset from employee retirement obligations	23,272	—
Investment in associates	2,369	—
Other accounts receivable	16,585	19,204

	Ps. 614,442	Ps. 87,459

10.      Long-term debt

	2005	2004
Bonds denominated in U.S. Dollars

Bond issuance (Senior Guaranteed Notes)

Bond issuance (Senior guaranteed notes), guaranteed by PICSA, DECANO and other subsidiary companies, for US$250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually (1)

	Ps. 2,656,375	Ps. —

Derivative financial instruments (SWAPS) (2)	118,254	—

Mexican Peso-Denominated Notes Payable

HSBC México, S.A.
A credit line of Ps.1,081 million granted on July 1, 2005, with semiannual payments beginning on March 14, 2008, maturing on September 14, 2010, bearing interest at the Mexican Interbank Equilibrium Interest Rate (TIIE) plus 1%. Proceeds were used to purchase BETA. In 2005, advance payments of Ps.540,500 were made on this credit.	540,500	—

	2005	2004
GMAC Hipotecaria, S.A. de C.V.
Term loan secured by land for development, payable on June 15, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—	41,775

Term loan secured by land for development, payable on April 15, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—	74,907

Term loan secured by land for development, payable on June 25, 2006, bearing interest at TIIE plus 2.5%. Paid in advance in 2005.	—	29,155

Commercial Paper placed through:

IXE Casa de Bolsa, S.A. de C.V.
Promissory note issued on November 17, 2003, renewable at maturity at an average annual rate of TIIE plus 2.95% under a contract with IXE Casa de Bolsa, S.A. de C.V., maturing on June 14, 2005.	—	118,761

Multivalores Casa de Bolsa, S.A. de C.V.
Promissory note issued on December 23, 2003, renewable at maturity at an average annual rate of TIIE plus 2.7% under a contract with Multivalores Casa de Bolsa, S.A. de C.V., maturing on November 18, 2005.	—	258,401

Capital lease obligations:

Paccar Arrendadora Financiera, S.A. de C.V.
Capital lease obligations for equipment with a net book value of Ps.11,591, payable on July 1, 2006.	8,851	11,023

GE Capital, S.A.
Line of credit granted by GE Capital to Aerohomex, S.A. de C.V., to purchase an executive jet for US$2.3 million, on July 29, 2005, maturing on July 29, 2010, at an interest rate of 7.4%.	23,316	—

Arrendadora Financiera Navistar, S.A. de C.V.
Capital lease obligations for equipment with a net book value of Ps.23,603, payable on July 10, 2006. Paid in advance in 2005.	—	25,268

Capital lease obligations for equipment with a net book value of Ps.15,473, payable on July 10, 2006.	1,683	16,566

Capital lease obligations for machinery with an interest rate of 10.50%, maturing on July 10, 2007.	2,611	—

Capital lease obligations for machinery with an interest rate of 6%, maturing on August 31, 2006.	1,946	—

	3,353,536	575,856
Less current portion	(17,386)	(410,384)
	3,336,150	165,472
Land purchases — long-term (Note 12)	11,029	20,761

	Ps. 3,347,179	Ps. 186,233

The value of the inflation-indexed Investment Unit (UDI) as of December 31, 2005 and 2004 was Ps.3.6375 and Ps.3.534716, and the TIIE was 8.54% and 8.95%, respectively. U.S. dollar-denominated debentures as of December 31, 2005 were converted to Mexican pesos at the exchange rate of Ps.10.6255 per U.S. dollar.

(1)                        Covenants on loan contracts require the Company and its subsidiaries under guarantee to meet certain obligations. These covenants cover changes in stock control, restrictions on taking on additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to stockholders unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt.

(2)                        In order to convert the principal of the U.S. dollar bonds to Mexican pesos, in September 2005 the Company entered into two “Principal Only Swaps” with a notional value of US$250 million, which entitles the Company to receive this amount in 2015 in return for a payment in Mexican pesos at a fixed exchange rate of Ps.10.83 per dollar. As part of the derivatives structure, the Company will pay interest of 2.92% a year on the total notional amount in U.S. dollars, in semiannual payments. The transaction is an economic hedge, but because it does not meet current hedge accounting requirements, it was classified and recorded as a trading derivative. As of December 31, 2005, the fair value of this derivative was Ps.118,254 (US$11.1 million), which represents the estimated present value of future cash flows to be paid out by the Company.

As of December 31, 2005, long-term debt matures as follows:

2007	Ps. 18,549
2008	4,909
2009	185,076
2010	364,013
Thereafter	2,774,632
3,347,179
Less — Derivative financial instruments	(118,254)

Ps. 3,228,925

11.      Employee retirement obligations

The Company has a plan for covering seniority premiums which consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. Since 2005, the Company has recognized a liability for personal severance pay. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

As of December 31, 2005, the present values of these obligations and the rate used for the calculations are:

Accumulated benefit obligation	Ps. (39,415)

Projected benefit obligation	Ps. (44,931)

Unrecognized items:
Transition asset	23,272
Non-recognized actuarial losses	13,724
Net projected liability	(7,935)
Additional liability	(31,480)
Ps. (39,415)

Net period cost	Ps. 7,935
Contributions to plan assets	—

Real rate used in the calculation	3.30%

12.          Trade accounts payable

	2005	2004

Suppliers	Ps. 1,185,289	Ps. 951,033
Land purchases	1,569,474	775,724
Other	263,315	8,380
	3,018,078	1,735,137
Less current portion	(3,007,049)	(1,714,376)

Land purchases long-term (Note 10)	Ps. 11,029	Ps. 20,761

The Company has lines of credit established for many of its suppliers through a factoring program sponsored by Nacional Financiera (AAA-Homex, a non-bank financial intermediary trust with a revolving credit line for suppliers totaling Ps.260,000 with a guarantee fund of Ps.34,824 in the investment account), and other financial institutions. This mechanism ensures more timely payments to suppliers and reduces the need for further construction financing. As of December 31, 2005 and 2004, this factoring program encompassed approximately 1,000 suppliers and amounts of Ps.212,916 and Ps.263,426, respectively, who’s financing was covered by the suppliers themselves.

13.          Stockholders’ equity

a.                                       Common stock at par value (historical pesos) as of December 31, is as follows:

	Number of Shares		Amount
	2005	2004	2005	2004
Fixed capital:
Sole series	335,869,550	313,856,490	Ps. 425,444	Ps. 166,636

b.                                      Majority stockholders’ equity consists of the following as of December 31, 2005 (As restated):

	Historical Amount	Inflation Effects	Restated Amount
Common stock	Ps. 425,444	Ps. 63,615	Ps. 489,059
Additional paid-in capital	2,807,076	231,160	3,038,236
Retained earnings	1,869,068	89,608	1,958,676
Excess in restated stockholders’ equity		312,863	312,863
Initial cumulative effect of deferred income taxes	(116,956)	(29,229)	(146,185)
	Ps 4,984,632	Ps. 668,017	Ps. 5,652,649

c.                                       The stockholders’ general extraordinary meeting held on June 30, 2005 approved, among other resolutions, an increase in fixed capital derived from the merger with Controladora Casas Beta, S.A. de C.V. (see Note 2), for a total of 22,013,060 common nominative single series shares at no-par value, which were delivered to stockholders of the merged company as released stock in exchange for the shares they owned in the merged company, which was canceled pursuant to such merger at a ratio of 134.7807 shares of the Company for every share of the merged company.  Accordingly, capital stock increased by Ps.258,808, at par value, with a share subscription premium of Ps.718,792 at par value, equivalent to Ps.264,681 and Ps.735,106 constant Mexican pesos, respectively.

d.                                      At a stockholders’ general ordinary meeting held on June 1, 2004, among others, resolutions were approved to convert the 256,666,490 shares of series “B”, sub series B1, B2 and B3, representing the Company’s variable capital, currently outstanding, for the same number of ordinary, nominative shares, at no par value, representing the Company’s fixed capital without right of withdrawal by issuing 64,220,000 ordinary nominative shares at no par value, which may be freely subscribed, and will be made available in a placement through a primary offering of shares and ADR’S issued based on common stock shares;

At the same time, a resolution was approved whereby the Company’s Board of Directors will be empowered to determine the amount of the Company’s common stock as a result of the offering, and then make the respective amendments to the corporate bylaws and the resulting cancellation of any shares issued, which were not placed among public investors.

e.                                       A meeting of the Board of Directors of Desarrolladora Homex, S.A. de C. V. approved a resolution, among others, to increase common stock by Ps.40,792 (Ps.38,257 historical pesos) to the amount of Ps.166,636, which is represented by 313,856,490 shares. Consequently, the board approved the cancellation of 7,130,000 shares, which were issued by the stockholders’ ordinary and extraordinary meeting held on June 1, 2004, which were not available for subscription in the public offering. Furthermore, it was agreed to modify the first paragraph of article six of the corporate bylaws to reflect the following:

Article Six. Common stock is variable. Fixed capital without right of withdrawal is Ps.166,636 and will be represented by 313,856,490 ordinary, nominative shares, at no par value, fully subscribed and paid in, of a single series (¨single series¨). The variable portion of common stock is unlimited and will be represented by ordinary, nominative shares at no par value, of the single series. Except for the right of withdrawal to which the holders of shares representing the variable part of common stock are entitled, all common stock shares confer the same rights and obligations.

f.                                         At a meeting of the Board of Directors held on July 22, 2004, it was agreed that the total number of the Company’s outstanding common shares after the public offering is 313,856,490 shares, and a resolution was approved to increase common stock by the amount resulting from decreasing the total proceeds from the placement by the expenses incurred in relation to the public offering, and the amount applicable to additional paid in capital.

g.                                      Pursuant to a resolution of the general ordinary stockholders’ meeting on May 26, 2004, variable common stock was increased by 8,481,673 no-par value Series B, Sub Series B1 shares for Ps.4,516 (Ps. 4,236 historical pesos) through cash contributions. Shares were paid at Ps.0.49942646 each.

h.                                      Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason.

i.                                          Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005 and 2004, the ISR rate was 30% and 33%, respectively; it will decrease to 29% in 2006 and 28% in 2007 and thereafter. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

j.                                          The balances of the stockholders’ equity tax account as of December 31 are:

	2005	2004
Contributed capital account	Ps. 3,527,295	Ps. 2,527,508

14.                               Foreign currency balances and transactions

a.                                       At December 31, the foreign currency monetary position is as follows:

	2005	2004
Thousands of U.S. dollars:
Monetary assets	$167	$1,458
Monetary liabilities	(341,360)	(10,623)

Monetary liability position, net	$(341,193)	$(9,165)

Equivalent in Mexican pesos	Ps. (3,625,346)	Ps. (102,190)

b.                                      Nonmonetary assets of foreign origin at December 31, 2005 are as follows:

	Currency	Foreign Currency Balance (in thousands)	Equivalent in Mexican Pesos
Air transportation equipment	U.S. dollars	$3,040	Ps. 32,015

c.                                       The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,			April 21,
	2005	2004	2003	2006
U.S. dollar	10.6255	11.15	11.24	10.9910

15.                               Transactions with related parties

a.                                       Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2005	2004	2003
Interest expense	Ps. 6,212	Ps. 17,564	Ps. 17,559

b.                                      The Company is a party to an administrative service agreement with two entities whose principal owners are officers of the Company. The amounts paid for those services totaled Ps.48,139, Ps.48,630 and Ps.52,304 in 2005, 2004 and 2003, respectively.

16.                               Selling and administrative expenses

	2005	2004	2003
	(As restated)
Administrative	Ps. 366,968	Ps. 241,428	Ps. 186,428
Selling	478,831	206,473	89,215
	Ps. 845,799	Ps. 447,901	Ps. 275,643

17.          Other income

	2005	2004	2003
Recovery of taxes	Ps. —	Ps. 35,774	Ps. 75,749
Other income, net	23,443	8,699	4,705
	Ps. 23,443	Ps. 44,473	Ps. 80,454

18.                               Interest expense

	2005	2004	2003
Interest expense	Ps. 356,682	Ps. 104,584	Ps. 73,087
Commissions and financing costs	62,445	32,049	48,591
	Ps. 419,127	Ps. 136,633	Ps. 121,678

19.                               Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position.

On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee statutory profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The Company files ISR and IMPAC tax returns on an individual entity basis and the related tax results are combined in the consolidated financial statements.

a.                                       ISR and PTU consist of the following:

	2005	2004	2003
	(As Restated)
ISR:
Current	Ps. 179,834	Ps. 2,411	Ps. 232
Deferred	258,060	406,487	189,242
Effect of reduction in statutory rate on deferred ISR	(12,846)	(57,953)	—
	Ps. 425,048	Ps. 350,945	Ps. 189,474

PTU:
Current	Ps. 11,958	Ps. 1,603	Ps. 285
Deferred	(2,368)	7,203	—
	Ps. 9,590	Ps. 8,806	Ps. 285

To determine deferred ISR at December 31, 2005 and 2004, the Company applied the different tax rates that will be in effect beginning in 2006 and 2005, respectively, to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the income tax provision table above and in the rate reconciliation table below under the caption effect of reduction in statutory rate on deferred ISR. In addition, in accordance with tax regulations in effect as of 2005, certain subsidiaries elected to amortize the tax inventory of Ps 394,019 at December 31, 2004 into taxable income over a 6-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

b.                                      The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU is:

	2005	2004	2003
	%	%	%
Statutory rate	30	33	34
Add (deduct) effect of permanent differences mainly:
Nondeductible expenses	1	1	1
Difference between book and tax inflation effects	2	3	1
Effect of reduction in statutory rate on deferred ISR	(1)	(5)	—
Effective tax rate	32	32	36

c.                                       At December 31, the main items comprising the asset (liability) balance of deferred ISR and PTU are:

	2005	2004
	(As restated)
Deferred ISR asset:
Effect of tax loss carryforwards	Ps. 152,215	Ps. 601,624
Derivative financial instruments	33,229	—
Accrued liabilities	28,502	32,715
Advances from customers	21,447	—
Allowance for doubtful accounts	7,775	—
PTU liability incurred	5,530	2,242
Others	7,145	4,408
Deferred ISR asset	255,843	640,989

	2005	2004
	(As Restated)
Deferred ISR liability:
Trade accounts receivable	(1,287,870)	(759,952)
Inventories	(229,628)	(521,814)
Property and equipment	(24,959)	—
Other assets	(161,813)	—
Debt issuance costs	(19,609)	—
Labor obligations, net	(6,601)	—
Prepaid expenses	(5,229)	(26,199)
Deferred ISR liability	(1,735,709)	(1,307,965)
	(1,479,866)	(666,976)

Recoverable tax on assets paid	58,103	20,031

Net long-term deferred ISR liability	(1,421,763)	(646,945)

Deferred PTU liability:
Inventories	—	(7,474)
Net long-term deferred PTU liability	—	(7,474)

Total liability	Ps. (1,421,763)	Ps. (654,419)

d.                                      Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2005 and expiration dates are:

	Tax Loss	Recoverable
Year of Expiration	Carryforwards	IMPAC
2007	Ps. —	Ps. 224
2008	—	512
2009	2,676	337
2010	—	115
2011	53	—
2012	1,399	3,220
2013	—	3,943
2014	264,917	10,522
2015	257,483	39,230

	Ps. 526,528	Ps. 58,103

20.          Commitments

The Company has helped its suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera. In relation to this program, the Company established a trust fund called Fiedicomiso AAA-Homex with Nacional Financiera, S,N.C. (“Nafinsa”), which granted a line of credit for Ps.260,000. Under this program, the AAA-Homex trust can dispose of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. The Company, as trustor of the AAA-Homex trust, was obligated to create a reserve fund equivalent to 20% of the credits that Nafinsa grants the trust in its capacity as trust beneficiary. In addition, the Company is obligated to contribute to the trust for up to the amount of the balance drawn from the Nafinsa lines of credit, to pay that balance when necessary, if it becomes due and payable and is not covered with other trust resources. As of December 31, 2005 and 2004, Ps.34,824 is invested in the reserve fund, in compliance with the trust contract. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company.

Additionally, the Company established a factoring contract for suppliers with IXE Banco, S.A., through which the Company was obliged to create a securities collateral contract to guarantee performance of the payment obligations derived from the factoring contract. As of December 31, 2004, the amount of that collateral was Ps.44,374; this collateral was released in 2005.

21.                               Contingencies

a.                                       The Mexican Social Security Institute, in official letter 572/2004 addressed to National Banking and Securities Commission, ordered the identification and total seizure of all the bank accounts of DECANO (subsidiary company), which only affects the Company’s bank account with IXE Bank, which contains a balance of Ps.21,162. Such action was taken to guarantee the liabilities assessed during their review, which includes the years 1997 to 2000. The Company believes that it has meritorious defenses to the assertion of the claim. On April 5, 2005, the Company obtained an order to release its bank accounts.

b.                                      Two subsidiaries of the Company have filed for a ruling with the Mexican tax authorities to confirm that they are exempt from value-added taxes payable in connection with work provided in order to construct infrastructure projects (such as roads and utility services) for various of the Company’s housing projects, as well as value-added taxes derived from the acquisition of developed land. In addition, the Company applied for a refund in respect of such value-added taxes paid for years 1997 through 2003. As of the date of the financial statements, the Company has obtained a refund in respect of such taxes paid for the years 1997 through 2003 in the amount of approximately Ps.100,000 and is currently in the process of obtaining the ruling mentioned in this paragraph.

22.                               Subsequent event

Secondary stock offering. On January 19, 2006, the Company established the price per share for the Global Secondary Stock Offering of approximately 40 million shares representing its capital stock. The National Banking and Securities Commission authorized that offering on January 18, 2006. Based on the authorization from that Commission, the offering was settled on January 25, 2006.

On February 23, 2007, the Company cancelled purchase agreements by $551,378 for the acquisition of land for which title was in process of being transferred, the amount made of our partial payment was reimbursed to us and, those agreements represent approximately 1.8 million square meters.

23.                               New accounting principles

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1	Structure of Financial Reporting Standards
NIF A-2	Fundamental Principles
NIF A-3	Users’ Needs and Financial Statement Objectives
NIF A-4	Qualitative Characteristics of Financial Statements
NIF A-5	Basic Elements of Financial Statements
NIF A-6	Recognition and Valuation
NIF A-7	Presentation and Disclosure
NIF A-8	Supplementary Standards to Mexican GAAP
NIF B-1	Accounting Changes

The most significant changes established by these standards are as follows:

•                      In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•                      NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•                      NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•                      NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.